China Security & Surveillance Technology, Inc. Announces the Agreement
to Acquire Shanghai Cheng Feng Digital Technology Co., Ltd.

Shenzhen, China, July 7, 2006-----China Security & Surveillance Technology, Inc. (“China Security”) (CSSTF: OTC Bulletin Board), a leading provider of digital surveillance technology in China, announced today that it has entered into a Stock Transfer Agreement relating to the acquisition of 100 percent of the equity of Shanghai Cheng Feng Digital Technology Co., Ltd. (“Cheng Feng”). The acquisition will be financed with proceeds from China Security’s recently announced private placement of common stock and will be closed upon the completion of such capital raise.

Cheng Feng is a leader in security surveillance software development and manufacturing in China. Cheng Feng owns advanced video technology which seamlessly integrates with other software and hardware applications. Proprietary software owned by Cheng Feng includes the Security Resource Integration Management Platform and the Security Integration Platform, which are designed to integrate all security installations, both hardware and software, onto a single operating platform to greatly improve the management of the entire security system. Additionally, Cheng Feng has an established brand name and 22 valuable distribution channels across China.

The acquisition of Cheng Feng is expected to enhance China Security’s core operations while providing technological benefits and additional cross selling opportunities. Upon the closing of the acquisition, Mr. Shufang Yang, the current CEO of Cheng Feng, will be appointed Chief Operating Officer of China Security and will join China Security’s board of directors.

China Security will pay considerations of RMB 120 million (approximately USD$15 million) in exchange for 100% ownership of Cheng Feng, consisting of RMB 60 million (approximately USD$7.5 million) in cash and RMB 60 million (approximately USD$7.5 million) in restricted stock of China Security. RMB 2 million (approximately USD$250,000) of the purchase price was paid as a deposit on May 18, 2006. An additional RMB 8 million (approximately USD$1 million) is due on or before July 13, 2006. The balance of the cash portion of the purchase price, RMB 50 million (approximately USD$6.3 million), is due upon receipt of acknowledgement of the stock transfer by the Shanghai Industry & Commerce Bureau. The number of shares issuable in satisfaction of the equity portion of the purchase price is 1,331,376 (based upon the average of the closing price of China Security’s common stock on the OTCBB for the 20 trading days prior to the date of the execution of the agreement). The shares must be issued within 90 days following the receipt of the aforementioned approval from the Shanghai Industry & Commerce Bureau. The purchase price is approximately eight times Cheng Feng’s projected earnings for the fiscal year 2006. Management expects the acquisition to be immediately accretive to earnings and revenues.

The agreement also contains certain “make good” provisions. Under the share transfer agreement, the stockholders of Cheng Feng pledged to China Security a total of RMB 20 million (approximately USD$2.5 million) worth of the China Security shares that they received as partial consideration for the acquisition to secure their make good obligations under the share transfer agreement. The share transfer agreement established minimum net income thresholds in the range of RMB 10 million (approximately USD$1.25 million) and RMB 15 million (approximately USD$1.88 million) for 2006 and RMB 16 million (approximately USD$2 million) to RMB 25 million (approximately USD$3.13 million) for 2007. If actual audited net income for the 2006 fiscal year is greater than RMB 10 million (approximately USD$1.25 million), but less than RMB 12 million (approximately USD$1.5 million), then China Security will return RMB 5 million (approximately USD$0.6 million) worth of the pledged stock. If actual audited net income for the 2006 fiscal year is greater than RMB 12 million (approximately USD$1.5 million), but less than RMB 15 million (approximately USD$1.88 million), then China Security will return RMB 7.5 million (approximately USD$0.9 million) worth of the pledged stock. If actual audited net income for the 2006 fiscal year is greater than RMB 15 million (approximately USD$1.88 million), then China Security will return RMB 10 million (approximately USD$1.25 million) worth of pledged stock. For fiscal year 2007, if the actual audited net income is greater than RMB 16 million (approximately USD$2 million), but less than RMB 20 million (approximately USD$2.5 million), then China Security will return RMB 5 million (approximately USD$0.6 million) worth of pledged stock. If actual audited net income for the 2007 fiscal year is greater than RMB 20 million (approximately USD$2.5 million), but less than RMB 25 million (approximately USD$3.1 million), then China Security will return RMB 7.5 million (approximately USD$0.9 million) worth of pledged stock. Finally, if actual audited net income for the 2007 fiscal year is greater than RMB 25 million (approximately USD$3.1 million), then China Security will return RMB 10 million (approximately USD$1.25 million) worth of the pledged stock. Any pledged stock that is not required to be returned to the stockholders of Cheng Feng would be cancelled.

In order to support the make good provisions of the share transfer agreement, China Security is required to provide adequate operational funding to Cheng Feng. China

“This acquisition enhances our competitive positioning within the security and surveillance industry by complementing our existing product offering and bolstering our technological platform while creating economies of scale to further capitalize on the large and growing opportunity within the security and surveillance industry ,” commented Mr. Tu Guo Shen, Chief Executive Officer of China Security . “Additionally, China Security will leverage Cheng Feng’s extensive security market expertise, its reputation and its 22 distribution channels to drive higher overall combined sales for the group. We are also excited to welcome Mr. Yang to our management team and our board of directors and believe that by integrating the management teams of Cheng Feng and China Security, our new organization will be well positioned to capitalize on the substantial growth opportunities in the security and surveillance industry.”

About China Security and Surveillance Technology, Inc

Based in Shenzhen, China, China Security & Surveillance, Inc. manufactures, distributes, installs and maintains security and surveillance systems through its wholly owned subsidiary, the Golden Group Ltd. The Company has a manufacturing facility located in Shenzhen and a R&D facility which leverage an exclusive collaboration agreement with Beijing University. In addition, the company has built a diversified customer base through its extensive sales and service network that includes 33 points of presence throughout the PRC.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the business of China Security and its subsidiary companies, which can be identified by the use of forward looking terminology such as “believes, expects” or similar expressions. The forward looking statements contained in this press release include statements regarding the ability of the Cheng Feng acquisition to enhance China Security’s core operations and provide technological and cross selling benefits, the expectation that the acquisition will be immediately accretive to earnings and revenue and Cheng Feng’s ability to meet the disclosed Make Good targets for 2006 and 2007. Such forward looking statements involve known and unknown risks and uncertainties, including, but are not limited to, general business conditions, managing growth, and political and other business risk. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risks and other factors detailed in the Company's reports filed with the Securities and Exchange Commission. China Security and Surveillance Technology Inc. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

Contact:	Investors: Brett Maas or Bryan Kobel
Company: Terence Yap	Hayden Communications
(646) 713-4888	(646) 536-7331
terence@goldengroup.cn	brett@haydenir.com